UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hongli Group Inc.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G4594M108

(CUSIP Number)

Zhicheng Jiang

c/o Hongli Group Inc., No. 777, Daiyi Road,
Changle County, Weifang City,
Shandong Province, China, 262400.
+86 0535-2180886

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4594M108

1.	NAMES OF REPORTING PERSONS Zhicheng Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,200,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,200,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Zhicheng Jiang, through her 100% ownership of Betty Chen Limited, beneficially owns 7,200,000 Ordinary Shares.

[2]	This percentage is calculated based upon (i) 13,438,750 Ordinary Shares issued and outstanding (as of June 30, 2024), as set forth in the Issuer’s current report on Form 6-K/A as filed with the Securities and Exchange Commission on October 31, 2024; and (ii) 60,000,000 Ordinary Shares issued pursuant to the securities purchase agreement entered into on November 13, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 6, 2024.

CUSIP No. G4594M108

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Betty Chen Limited, Limited; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,200,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,200,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%[4]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[3]	Betty Chen Limited is a British Virgin Island entity, and it does not possess an Employer Identification Number (EIN).

[4]	This percentage is calculated based upon (i) 13,438,750 Ordinary Shares issued and outstanding (as of June 30, 2024), as set forth in the Issuer’s current report on Form 6-K/A as filed with the Securities and Exchange Commission on October 31, 2024; and (ii) 60,000,000 Ordinary Shares issued pursuant to the securities purchase agreement entered into on November 13, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 6, 2024.

CUSIP No. G4594M108

Item 1.

(a)	Name of Issuer Hongli Group Inc.

(b)	Address of Issuer’s Principal Executive Offices No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.

Item 2.

(a)	Name of Person Filing Zhicheng Jiang Betty Chen Limited

(b)	Address or principal business office or, if none, residence

Zhicheng Jiang: c/o Hongli Group Inc., No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.
Betty Chen Limited: c/o Hongli Group Inc., No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400.

(c)	Citizenship Zhicheng Jiang: China Betty Chen Limited: British Virgin Island

(d)	Title of Class of Securities Zhicheng Jiang: Ordinary Shares Betty Chen Limited: Ordinary Shares

(e)	CUSIP Number G4594M108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G4594M108

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G4594M108

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G4594M108

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhicheng Jiang

12/12/2024
Date

/s/ Zhicheng Jiang
Signature

Zhicheng Jiang/Individual
Name/Title

Betty Chen Limited

12/12/2024
Date

/s/ Zhicheng Jiang
Signature

Zhicheng Jiang/Director
Name/Title

CUSIP No. G4594M108

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value of US$0.0001 per share, of Hongli Group Inc., a company organized in the Cayman Islands, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 12, 2024.

Zhicheng Jiang

12/12/2024
Date

/s/ Zhicheng Jiang
Signature

Zhicheng Jiang/Individual
Name/Title

Betty Chen Limited

12/12/2024
Date

/s/ Zhicheng Jiang
Signature

Zhicheng Jiang/Director
Name/Title